RECEIVED
2006 JUN 29 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE



06014753

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

June 1, 2006

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

6/29

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 1, 2006

A. RESIGNATION OF SUPERVISOR

RECEIVED
2006 JUN 29 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE


TSINGTAO

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

RESIGNATION OF SUPERVISOR

The Supervisory Committee of Tsingtao Brewery Company Limited (the "Company") announces Mr Chen Jun resigned as supervisor of the Company for other work commitment, with effect from 29 May 2006. The Supervisory Committee expresses gratitude for his services and contributions to the Company.

Mr Chen confirms that he has no disagreement with the Supervisory Committee and there is no matter relating to his resignation that will need to be brought to the attention of the shareholders of the Company.

By Order of the Board
YUAN LU
Company Secretary

Qingdao, PRC, 29 May 2006

Directors of the Company as of the date hereof:
Executive Directors: Mr Li Guirong (Chairman), Mr Jin Zhiguo (Vice Chairman), Mr Sun Mingbo, Mr Liu Yingdi and Mr Sun Yuguo;
Non-executive Directors: Mr Stephen J. Burrows (Vice Chairman) and Mr Mark F. Schumm;
Independent Directors: Mr Chu Zhengang, Mr Fu Yang, Ms Li Yan and Mr Poon Chiu Kwok